UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Nabors Industries Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

G6359F103
(CUSIP Number)

August 2, 2012
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]            Rule 13d-1(b)
[X]            Rule 13d-1(c)
[   ]            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages

CUSIP NO.  G6359F103                                                      SCHEDULE 13G                                                      Page 2 of 10 Pages

1	Names Of Reporting Persons Pamplona Capital Management LLP
2	Check the Appropriate Box If a Member of a Group	(a) ☐ (b) ☐
3	SEC use only
4	Citizenship or Place Of Organization United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 25,602,322 shares of Common Stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 25,602,322 shares of Common Stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,602,322 shares of Common Stock
10	Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount in Row (9) 8.8%
12	Type of Reporting Person PN; IA

CUSIP NO.  G6359F103                                                      SCHEDULE 13G                                                      Page 3 of 10 Pages

1	Names Of Reporting Persons Pamplona Capital Management LLC
2	Check the Appropriate Box If a Member of a Group	(a) ☐ (b) ☐
3	SEC use only
4	Citizenship or Place Of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 25,602,322 shares of Common Stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 25,602,322 shares of Common Stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,602,322 shares of Common Stock
10	Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount in Row (9) 8.8%
12	Type of Reporting Person CO; IA

CUSIP NO.  G6359F103                                                      SCHEDULE 13G                                                      Page 4 of 10 Pages

1	Names Of Reporting Persons Pamplona Capital Partners III, L.P.
2	Check the Appropriate Box If a Member of a Group	(a) ☐ (b) ☐
3	SEC use only
4	Citizenship or Place Of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 25,602,322 shares of Common Stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 25,602,322 shares of Common Stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,602,322 shares of Common Stock
10	Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount in Row (9) 8.8%
12	Type of Reporting Person PN

CUSIP NO.  G6359F103                                                      SCHEDULE 13G                                                      Page 5 of 10 Pages

1	Names Of Reporting Persons Alexander M. Knaster
2	Check the Appropriate Box If a Member of a Group	(a) ☐ (b) ☐
3	SEC use only
4	Citizenship or Place Of Organization United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 1,400,000 shares of Common Stock
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,400,000 shares of Common Stock
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000 shares of Common Stock
10	Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount in Row (9) 0.5%
12	Type of Reporting Person IN

CUSIP NO.  G6359F103                                                      SCHEDULE 13G                                                      Page 6 of 10 Pages

Item 1(a).	NAME OF ISSUER
Nabors Industries Ltd. (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
Crown House Second Floor 4 Par-la-Ville Road Hamilton, HM08 Bermuda

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

Pamplona Capital Partners III, L.P. (the "Fund"), with respect to the Common Stock (as defined in Item 2(d) below) beneficially held by it by virtue of its ownership of PHM Investment Holdings (USD) Sarl, formerly PHM Holdco 17 Sarl, the direct owner of such Common Stock;

Pamplona Capital Management LLP, a United Kingdom limited liability partnership (“UK Manager”), which serves as an investment manager to the Fund, with respect to the Common Stock beneficially held by the Fund;

Pamplona Capital Management LLC, a Delaware limited liability company (“US Manager”), which serves as an investment manager to the Fund, with respect to the Common Stock beneficially held by the Fund; and

Alexander M. Knaster (“Mr. Knaster”), the Founder, Chairman and Chief Executive Officer of UK Manager, solely with respect to the Common Stock directly held by him.  Mr. Knaster and Mr. John C. Halsted are the principals of UK Manager.

Mr. Knaster hereby expressly disclaims beneficial ownership of the 25,602,322 shares of Common Stock beneficially owned by each of UK Manager, US Manager and the Fund.  Each of UK Manager, US Manager and the Fund hereby expressly disclaims beneficial ownership of the 1,400,000 shares held directly by Mr. Knaster.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP NO.  G6359F103                                                      SCHEDULE 13G                                                      Page 7 of 10 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of the Fund is:

94 Solaris Avenue
Camana Bay, P.O. Box 1348
Grand Cayman KY1-1108
Cayman Islands

The address of the principal business office of UK Manager and Mr. Knaster is:

25 Park Lane
London, W1K 1RA
United Kingdom

The address of the principal business office of US Manager is:

375 Park Avenue
23rd Floor
New York, NY 10152

Item 2(c).	CITIZENSHIP

UK Manger is a United Kingdom limited liability partnership.  US Manager is a Delaware limited liability company. The Fund is a Cayman Islands limited partnership.  Mr. Knaster is a United Kingdom citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP NUMBER
G6359F103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP NO.  G6359F103                                                      SCHEDULE 13G                                                      Page 8 of 10 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	OWNERSHIP

A.  UK Manager, US Manager and the Fund:

(a) Amount beneficially owned: 25,602,322 shares of Common Stock

(b) Percent of class: 8.8%. The percentages used herein are calculated based on 290,386,130 shares of Common Stock issued and outstanding as of July 31, 2012, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2012, filed with the Securities and Exchange Commission on August 3, 2012.

(c)(i) Sole power to vote or direct the vote: -0-
    (ii) Shared power to vote or direct the vote: 25,602,322 shares of Common Stock
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 25,602,322 shares of Common Stock

B.  Mr. Knaster:

(a) Amount beneficially owned: 1,400,000 shares of Common Stock
(b) Percent of class: 0.5%
(c)(i) Sole power to vote or direct the vote: 1,400,000 shares of Common Stock
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: 1,400,000 shares of Common Stock
(iv) Shared power to dispose or direct the disposition: -0-

CUSIP NO.  G6359F103                                                      SCHEDULE 13G                                                      Page 9 of 10 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The partners of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities reported herein held by the Fund in accordance with their respective ownership interests in the Fund.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.  G6359F103                                                      SCHEDULE 13G                                                      Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of August 13, 2012

PAMPLONA CAPITAL PARTNERS III, L.P.
By: Pamplona Capital Management, LLP, its investment manager

/s/ Kevin O’Flaherty
Name: Kevin O’Flaherty
Title: Chief Financial Officer

PAMPLONA CAPITAL MANAGEMENT, LLP

/s/ Kevin O’Flaherty
Name: Kevin O’Flaherty
Title: Chief Financial Officer

PAMPLONA CAPITAL MANAGEMENT, LLC

/s/ Brian Ratzan
Name: Brian Ratzan
Title: Head of U.S. Private Equity

/s/ Alexander M. Knaster
Alexander M. Knaster

Exhibit 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  August 13, 2012

PAMPLONA CAPITAL PARTNERS III, L.P.
By: Pamplona Capital Management, LLP, its investment manager

/s/ Kevin O’Flaherty
Name: Kevin O’Flaherty
Title: Chief Financial Officer

PAMPLONA CAPITAL MANAGEMENT, LLP

/s/ Kevin O’Flaherty
Name: Kevin O’Flaherty
Title: Chief Financial Officer

PAMPLONA CAPITAL MANAGEMENT, LLC

/s/ Brian Ratzan
Name: Brian Ratzan
Title: Head of U.S. Private Equity

/s/ Alexander M. Knaster
Alexander M. Knaster